ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 8, 2011	Paul M. Kinsella 617-951-7000 617-951-7050 fax Paul.Kinsella@ropesgray.com

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549-4720

Attention:	Mr. Jeffrey Riedler
Mr. John Krug

Re:	Supernus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed December 23, 2010
File No. 333-171375

Dear Mr. Riedler and Mr. Krug,

On behalf of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are writing in response to the comment letter, dated January 19, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 (File No. 333-171375), filed on December 23, 2010 (the “Registration Statement”), and relating to the Company’s registration of shares of its Common Stock, $0.001 par value per share.  Concurrently herewith, the Company has filed Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described in this letter.  The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Ropes & Gray LLP by the Company.  For your convenience, three courtesy copies of this letter and Amendment No. 1, which has been marked to show the changes from the Registration Statement as initially filed, are also being delivered to Mr. John Krug.

For the convenience of the Staff’s review, we have set forth the Staff’s comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments refer to the Registration

Statement, as initially filed; page numbers and other similar references used in the Company’s responses refer to Amendment No. 1, unless otherwise noted.

FORM S-1

General

1.                                       Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use. Please note we may have comments regarding these materials.

Response:  The Company currently does not intend to include any graphic, visual or photographic information in the printed prospectus that is not already included in the Registration Statement.  If the Company includes any such additional information, it will provide it to the Staff for comment prior to inclusion in any printed prospectus.

2.                                       Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:  The Company acknowledges the Staff’s comment and has made appropriate changes in accordance with the Staff’s comments to portions not cited as examples.

3.                                       Please update the discussion in your prospectus to the most recent date practicable.

Response:  The Company has made appropriate changes to generally update the discussion in the prospectus to the most recent date practicable.  The Company supplementally advises the Staff that it intends to include its consolidated audited financial statements for the year ended December 31, 2010 in its next filing, and it will further update the discussion in the prospectus in connection with such filing.

4.                                       Please be advised that in the event you submit a request for confidential treatment with respect to any of the exhibits yet to be filed, we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:  Concurrent with the submission of this letter and the filing of Amendment No. 1, the Company has submitted to the Office of the Secretary a request for confidential treatment pursuant to Rule 406 of the Securities Act of 1933 with respect to certain of the information contained in Exhibits 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15.  For the convenience of the Staff, a copy of this request is also being delivered to
Mr. Krug.  In addition, the Company represents that it will not seek to accelerate the effectiveness of the Registration Statement until the confidential treatment request is resolved.

5.                                       Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response:  The Company acknowledges that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing pricing-related information.  The Company further acknowledges that it is required to file such an amendment prior to circulation of the prospectus.

6.                                       Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response:  The Company acknowledges the Staff’s comment.

Cover Page

7.                                       Please eliminate the term “joint book-running managers.”

Response:  In response to the Staff’s comment, the terms “joint book-running managers” and “co-managers” have been removed from the cover page of the prospectus. Based on communications between certain of the underwriters (or their counsel) and the Commission in prior transactions, those terms were instead moved to the back cover of the prospectus.

Summary — Supernus Pharmaceuticals, Inc.

8.                                       Please disclose when you filed the IND for SPN-809.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 81 of Amendment No. 1 to specify when the Company filed the IND for SPN-809.

Our Late-Stage Neurology Portfolio, page 1

9.                                       Please disclose the source for the estimated number of people worldwide affected by epilepsy and, if known, the number of such individuals in the United States.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 2 and 82 of Amendment No. 1 to disclose the source for the estimated number of people worldwide affected by epilepsy and to specify the number of such individuals in the United States and the corresponding source for such U.S. estimate.

10.                                 Please disclose the source for the following statements on page 2:

•                                          Extended release products have been shown to improve compliance and reduce breakthrough seizures;

•                                          Extended release products have been shown to reduce side effects and improve tolerability;

•                                          Managed care plans have not limited the success of extended release products; and

•                                          Extended release products have performed well in the market.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to include the sources for the foregoing statements on page 2 of Amendment No. 1.

Our Psychiatry Portfolio, page 3

11.                                 Please disclose the source for the following statements:

•                                          ADHD affects an estimated 6.9% of all school-age children and 4.4% of adults in the United States;

•                                          An estimated 60% to 80% of children with ADHD continue to meet the criteria of ADHD into adolescence;

•                                          As many as 67% of children who have ADHD may have coexisting conditions such as oppositional defiant disorder, defiant disorder, conduct disorder, anxiety disorder and depression; and

•                                          Approximately 25% of children with ADHD also exhibit persistent conduct probes, such as impulsive aggression.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to include the sources for the foregoing statements on pages 3, 93 and 94 of Amendment No. 1.

Risk Factors

“Delays or failures in the completion of testing of our product candidates….” page 12

12.                                 Please expand the discussion to explain and quantify the extent to which you have experienced the events described in the bulleted examples, if material.

Response:  The Company supplementally advises the Staff that, to date, it has not experienced any events described in the bulleted examples set forth in this risk factor that have resulted in a material delay or failure in the completion of a clinical trial.  As a result, the Company respectfully acknowledges the Staff’s comment but has not revised the disclosure in this risk factor.

“If we do not obtain marketing exclusivity for our product candidates….” page 13

13.                                 Please relocate this risk factor to immediately follow the risk factor entitled “if other versions of extended or controlled release….”

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 12-13 of Amendment No. 1 to relocate this risk factor to immediately follow the risk factor entitled “If other versions of extended or controlled release….”

“We rely and will continue to rely on outsourcing arrangements for certain of our activities….” page 23

14.                                 Based on the disclosure in this risk factor and in the “Manufacturing” section on page 92, it appears that the company has entered into manufacturing and supply agreements with third party manufacturers for required raw materials, drug substance and finished product for its preclinical research and clinical trials. Please disclose the name of the respective manufacturers and/or suppliers in this risk factor. Also, please identify the raw material that is the subject of the risk factor, whether the company has any agreements in place for the raw material, and, if known, the name of the manufacturer and/or supplier. If you have entered into manufacturing or supply agreements, please file them as exhibits and describe them in an appropriate location in your document. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 23, 24 and 100 to clarify that it does not currently have any existing manufacturing or supply agreements for finished commercial products and that, with respect to SPN-538 and Epliga, the Company currently relies on single suppliers for raw materials, including drug substance, and single manufacturers for the product candidates.  With respect to its existing third-party manufacturing or supply agreements for raw materials including drug substance, the Company supplementally advises the Staff as follows:

Item 601(b)(10)(ii) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to have been made in the ordinary course of business, and, therefore, need not be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.”  Although the Company relies on a small number of third-party suppliers for raw materials and contract manufacturers for the manufacture of its product candidates for Phase III clinical testing purposes, the Company believes that it is not substantially dependent on any specific agreement or any one specific third-party supplier or contract manufacturer.  In that regard, if one or more of these third-party suppliers were unable or unwilling to supply the Company with raw materials or if one or more of these contract manufacturers were similarly unable to manufacture the Company’s product candidates for Phase III clinical testing purposes, in either case, in a manner and on terms acceptable to the Company, the Company believes that it would be able to obtain the raw materials through a replacement supplier or substitute an existing contract manufacturer without undue cost or burden and that replacing such a supplier or manufacturer would not result in a material disruption to its business.  Accordingly, because the agreements with such third-party suppliers and manufacturers are of the type that ordinarily accompany the business conducted by the Company and the Company’s business is not substantially dependent on such contracts, the Company has not filed any such agreement as an exhibit to the Registration Statement.  In addition, the Company believes that, if made today, any agreement with a third-party supplier or contract manufacturer would be made in the ordinary course of business.

Further, the Company respectfully submits that, if the Company were to specifically name a counterparty, or identify any single agreement with any party, in the Registration Statement, it would place undue prominence on an ordinary business relationship, which, in turn, could be potentially misleading to prospective investors.  As a result, the Company has not specifically named a counterparty, or identified any single agreement with any party, or described the terms of any agreement in the “Business—Manufacturing” section of the Registration Statement.

“We may not be able to manage our business effectively if we are unable to attract and motivate key personnel….” page 28

15.                                 To the extent you have experienced problems attracting and retaining qualified management, scientific and administrative personnel in the recent past, please expand your disclosure to describe these problems. Similarly, to the extent applicable, please expand the discussion under the risk factors on page 31 pertaining to disclosure of alleged trade secrets and system failures to describe the problems you have experienced.

Response:  The Company supplementally advises the Staff that it has not experienced material problems attracting and retaining qualified management, scientific and administrative personnel in the recent past.  In addition, the Company supplementally advises the Staff that it is neither aware of any claims that it or its employees have used or disclosed the alleged trade secrets of its employees’ former employers, nor is the Company aware of any problems arising from system failures at the Company that resulted in a material interruption of its operations, the loss of or damage to its data or the inappropriate disclosure of confidential or proprietary information.  As a result, the Company respectfully acknowledges the Staff’s comment but has not revised the disclosure in this risk factor.

“We have operated as a private company and have no experience....” page 34

16.                                 Please expand the discussion to quantify the additional costs you expect to incur as a public company.

Response:  The Company supplementally advises the Staff that it does not have precise estimates of the incremental costs that it would incur as a public company.  As a result, the Company has not revised its disclosure in this risk factor.

Use of Proceeds, page 43

17.                                 Please expand the discussion to indicate each of the product candidates for which you intend to allocate proceeds, general and administrative expenses, working capital, prosecution and maintenance of intellectual property, and the potential investment in or acquisition of technologies or products that complement your business. With regard to the amounts you anticipate to allocate to specific pipeline products, please state the stage of development you expect the additional funding will enable you to attain as to each such pipeline product.

Response:  The Company supplementally advises the Staff that, as discussed on pages 56-58 of Amendment No. 1, development timelines, probability of success and development costs may vary widely across each of the Company’s product candidates and that the Company cannot estimate the amount of time or money that it will be required to expend in the future on any of its product candidates.    The Company submits that it has not yet determined how much funding will be allocated to the development of each of its product candidates, including SPN-538 and Epliga, and it has not specifically allocated the proceeds from the offering to any other particular use. As a result, the Company respectfully acknowledges the Staff’s comment but has not revised the disclosure due to the uncertainties inherent in estimating the costs of the research and development of the Company’s product candidates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 51

18.                                 Please disclose the source for the statement on page 52 that SPN-812 “may provide increased benefit to an estimated 40% of ADHD patients who suffer from depression.”

Response:  In response to the Staff’s comment, the Company has revised its disclosure to provide the source for the statement on pages 54, 81 and 98 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Cash Flows

Operating Activities, page 63

19.                               Your liquidity discussion largely reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise to provide a more detailed discussion to address and quantify the reasons for changes in operating, investing and financing activities. For example, stating that the $16.2 million increase in net cash used in operations for the year ended December 31, 2008 compared to the same period in 2007 was the result of a $16.2 million increase in net loss offset by an increase in certain non-cash items does not seem to be sufficiently informative.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 68-70 of Amendment No. 1 to include a more detailed discussion of the Company’s operating, investing and financing activities.

Critical Accounting Polices and Estimates

Stock-Based Compensation, page 67

20.                               On November 2, 2010, your board of directors re-priced 255,000 of the options granted on December 15, 2009 from a per share exercise price of $1.76 to $0.64. In addition, your board approved the modification of the performance vesting requirements related to 157,697 employee stock options and 411,765 shares of non-vested stock awarded to our chief executive officer. Please clarify why recording an immediate charge related to the re-priced and modified options under ASC 718 was considered but not required.

Response:  The Company supplementally advises the Staff that it has considered the applicable provisions of ASC 718, Compensation-Stock Compensation, in determining the most appropriate accounting treatment for the 255,000 stock options that were re-priced from a per share exercise price of $1.76 to $0.64.  Specifically, the Company measured the impact of the modification in accordance with ASC 718-20-35-3, which provides that:

A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

a.                                      Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Topic over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.

b.                                      Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. Thus, the total compensation cost measured at the date of a modification shall be the sum of the following:

1.                                      The portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date; and

2.                                      The incremental cost resulting from the modification.

As prescribed by the Implementation Guidance and Illustrations in ASC 718-20-55-98 through ASC 718-20-55-101, the Company, with respect to the 255,000 options granted on December 15, 2009, will recognize the compensation costs related to the grant-date fair value of the original award and the incremental costs resulting from the modification over the remaining requisite service period.  Because none of the 255,000 re-priced stock options were vested, at the modification date, the Company respectfully submits that there was no immediate charge related to such re-pricing.

Prior to the modification of the performance vesting requirements related to the 157,697 employee stock options and 411,765 shares of non-vested stock awarded to the Company’s Chief Executive Officer, management determined that the achievement of the related performance condition (that is, filing of the Company’s first New Drug Application, or NDA, on or before December 22, 2010) was probable.  Accordingly, the Company had been recognizing the related stock compensation ratably over the implicit service period in accordance with the provisions of ASC 718-10-25-20, which provides that:

Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition — compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.

In the fourth quarter of 2010, new information with respect to the timing for the Company’s filing of an NDA for SPN-538 with the Food and Drug Administration became available.  Management discussed this new information with the Company’s Board of Directors in November 2010.  On November 2, 2010, the Board of Directors

agreed to extend the deadline to file the NDA from December 22, 2010 to March 31, 2011.  Management considered this extension a modification to the performance condition and considered the measurement requirements of ASC 718 discussed above.  Because the extension confirmed the probable achievement of the performance condition, management determined that the remaining portion of the grant-date fair value of the original awards not previously expensed, together with the incremental costs resulting from the modification, will be recognized over the remaining implicit service period; therefore, the Company respectfully submits that no immediate charge related to the modification of the performance vesting requirements related to the 157,697 employee stock options and 411,765 shares of non-vested stock awarded to the Company’s Chief Executive Officer was required.

21.                               Please disclose any grants or equity issuances up until the time of effectiveness of your registration statement.

Response:  The Company acknowledges the Staff’s comment and will update the Registration Statement to disclose any grants or equity issuances up until the time of effectiveness of the Registration Statement.

22.                               Please note that once your filing includes an estimated offering price we may have further comments on stock compensation as well as your capitalization and dilution tables.

Response:  That Company acknowledges the Staff’s comment and that the Staff may have further comments on stock compensation as well as the capitalization and dilution tables once the Company has included an estimated offering price in the Registration Statement.

23.                               Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

Response:  In response to the Staff’s comment, the Company has added disclosure on page 75 of Amendment No. 1, allowing for the inclusion of the intrinsic value of outstanding vested and unvested options but, as the Company has not yet estimated an IPO price range, the Company has not provided the related values in the Registration Statement.

Epilepsy, page 76

24.                               Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-party sources upon which you relied.

•                                          Page 76: “In addition, a single breakthrough seizure can lead to permanent loss or reduction in overall seizure control. Data suggest that a significant proportion of patients who experience a breakthrough seizure have a lower chance of achieving reliable seizure control.”

•                                          Page 76: “In certain cases, a single breakthrough seizure can develop into status epilepticus, a prolonged seizure or a series of repeated seizures, and eventually result in brain damage or death. Data indicate that the risk of sudden unexpected death in epilepsy was 23 times higher in patients who had at least one breakthrough seizure compared to patients who had achieved seizure control.”

•                                          Page 76; “Despite the introduction of new AEDs in the past few years, drug therapy remains ineffective for seizure control in up to 30% of patients with epilepsy.”

•                                          Page 77: “A 2002 survey undertaken by neurologists in the United States revealed that at least once per month....”

•                                          Page 78: “For example, in a 2008 study, the rates of patients switching back from generics to branded drugs because of adverse events were found to be 20.8% to 44.1% for AEDs compared to 7.7% to 9.1% for non-AEDs.”

•                                          Page 78: “Based on prescription data from 1994 to 2005 for NCE launches for seizure disorders, such NCEs, on average, experienced slow market penetration....”

•                                          Page 81: “According to a 2009 survey, the total healthcare costs for patients using branded topiramate products were approximately 20% lower than for patients using multiple generic topiramate products.”

•                                          Page 82: “Moreover, prescription data for seizure disorder drugs from 1994 to 2005 shows that extended release products perform better than NCEs during the first five years of their launch.”

•                                          Page 83: “Topamax reached peak worldwide sales of $2.7 billion in 2008, before generic products entered the U.S. market in March 2009. With approximately 9.1 million total topiramate prescriptions in 2009, topiramate continues to represent a significant portion of prescriptions with approximately 8.7% of total prescriptions.”

•                                          Page 84: “It reached peak worldwide sales of $721 million in 2006, before generic products entered the U.S. market in October 2007. With approximately 3.3 million total oxcarbazepine prescriptions in 2009, oxcarbazepine represents a portion of prescriptions….”

Response:  In response to the Staff’s comment, the Company has revised its disclosure to attribute the statements on pages 83-86 and 88-91 of Amendment No. 1 to the third-party sources from which it obtained the information.

Epliga Development Program, page 84

25.                               We note the discussion on page 85 relative to the special protocol assessment. Please expand the discussion to indicate when the meeting(s) occurred and when the SPA was submitted. In addition, please disclose whether the SPA has been approved by the FDA and, if not, the nature of any discussions you have had with the FDA concerning the SPA and any special concerns the FDA has with respect to the study design. Similar information should be provided with respect to any other pending SPAs you may have.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Amendment No. 1.  The Company supplementally advises the Staff that it does not have any additional pending SPAs.

ADHD, page 86

26.                               Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-party sources upon which you relied.

•                                          Page 86: “In 2008, the U.S. market for ADHD prescription drugs was more than $4 billion.”

•                                          Page 86: “It is estimated that the annual societal cost of illness for ADHD is more than $36 billion.”

•                                          Page 86: “Studies indicate that approximately 80% of ADHD patients respond to stimulants. A key difference between older and new oral stimulants is the duration of action. Most of the older stimulants, representing approximately 35% of total oral stimulant prescriptions, are immediate release products that last approximately four hours, requiring multiple administrations throughout the day. In contrast, most of the recently launched products, representing approximately 65% of total oral stimulant prescriptions, are extended release formulations that last up to twelve hours or more.”

•                                          Page 86: “Approximately 30% of patients with ADHD are non-responsive to or non-tolerant of treatment with stimulants.”

•                                          Page 90: “Depression is a serious and common disease affecting approximately 121 million people worldwide. The worldwide market for antidepressants is approximately $12 billion.”

Response:  In response to the Staff’s comment, the Company has revised its disclosure to attribute the statements on pages 93, 94 and 98 of Amendment No. 1 to the third-party sources from which it obtained the information.

27.                               Please identify the “seminal clinical trial” referred to under “Current Treatments for Impulsive Aggression in Patients with ADHD.”

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 95 of Amendment No. 1 to refer to the large, multisite Multimodal Treatment Study of Children with ADHD, a 14-month randomized clinical trial of treatment strategies for ADHD.

EnSoTrol (osmotic delivery system), page 91

28.                               Please expand the discussion to address the term and termination provisions of the United Therapeutics license agreement. In addition, please disclose the potential range within ten percent for royalties, i.e. single digits, teens, twenties, etc.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and 100 of Amendment No. 1 to include a discussion of the term and termination provisions of the United Therapeutics license agreement and the potential range for any royalties payable thereunder.

Management, page 105

29.                               Please state whether you currently have charters for the compensation, audit, and governance committees. In this regard, please note instruction 2 to Item 407 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 118 to reflect the recent adoption of an audit committee charter and to clarify that the board will have adopted charters for the compensation and governance committees effective upon the consummation of the Company’s initial public offering.  In addition, the Company supplementally advises the Staff that it will make each such charter available through its website upon the effectiveness of the Company’s initial public offering.

30.                               Please include a discussion of your board leadership structure and risk oversight function. See Item 407(c) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 118 of Amendment No. 1 to include a discussion of the Company’s board leadership structure and risk oversight.

Executive Compensation, page 110

31.                               We note the discussion on pages 114-115 that disclosure of your corporate goals would cause serious competitive harm. Please provide us with an analysis of the potential competitive harm you anticipate as a result of such disclosure. See CD&I Question 118.04.

Response:  The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the Company has disclosed that the corporate and individual goals for each of the Company’s NEOs for 2009 relate to regulatory, strategic partnering and other non-financial operational goals.  The Company respectfully submits that disclosure of the specific operational company and individual goals for each NEO, the achievement of which is necessary for such NEO to receive his bonus payment for 2009, is not required because it would result in competitive harm and, therefore, may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Commercial and Financial Information.  The courts have construed “commercial and financial information” in accordance with its plain meaning to broadly include information relating to pricing and technical designs, records that reveal basic commercial operations, such as business sales statistics, profits and losses, and inventories, and information relating to income-producing aspects of a business.  Public Citizen Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1283 (D.C. Cir. 1983); Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986).  The Company’s specific operational company and individual goals and objectives relate to the core of the Company’s business, and reflect confidential clinical development strategies and timelines, specific areas of research focus, regulatory strategy and potential strategic partnering or licensing arrangements. Therefore, the Company’s specific operational company and individual goals constitute “commercial or financial information” under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen Health Research Group, 704 F.2d at 1291.

As stated above, the Company’s specific operational company and individual goals and objectives relate to the core of the Company’s business, and reflect confidential clinical development strategies and timelines, specific areas of research focus, regulatory strategy and potential strategic partnering or licensing arrangements.  The Company’s specific plans relating to its product candidates, product development timelines and its marketing strategies represent confidential internal goals and objectives for its business, financial and operational strategies.  Except as otherwise generally disclosed in the prospectus, none of this information has been released or disclosed to the public.

The Company is a specialty pharmaceutical company focused on developing and commercializing products for the treatment of central nervous system diseases, and participates in an industry that is characterized by rapidly advancing technologies and intense competition.  The Company believes that disclosure of its specific operational company and individual goals would cause substantial harm to its competitive position. If the Company is required to disclose its specific operational company and individual goals, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies.  For example, the Company’s first two products, SPN-538 and Epliga, are once-daily, extended-release versions of existing drugs on the U.S. market (topiramate and oxcarbazepine, respectively), for which competitors are also currently developing competing extended-release formulations.  In addition, the Company’s psychiatry product candidates under development are also based on existing drugs, which have been marketed either in the United States or abroad for use in other indications.  In this regard, the Company’s competitive advantage significantly relies on being the first company to market its product candidates and to develop an intellectual property position around its product candidates.  Therefore, the disclosure of information regarding the Company’s clinical and regulatory strategies would provide competitors with information that could frustrate one or both of these potential advantages.  Accordingly, the disclosure of such information would provide the Company’s competitors significant visibility into, and could enable them to reach significant conclusions about, the Company’s plans and priorities, including designated areas of product research or development; timing of product launch; allocation of resources; plans for growth; and potential changes in business direction.

The Company’s competitors could also use such information to unfairly compete with the Company, which would be harmful to the Company’s business and its future operations. For example, competitors could use such information, when combined with the amount of potential bonuses payable to the Company’s NEOs, to recruit employees away from the Company or to retain their own employees by offering similar incentives. Many of the Company’s competitors have significantly greater financial resources and significant expertise associated with research and development, regulatory approvals and the marketing of approved products.  In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, the disclosure of the Company’s specific product candidate development timeline would allow competitors to evaluate the Company’s regulatory strategy and gauge its production processes, thereby potentially enabling its competitors to launch similar products earlier than the Company’s timing target, which would clearly result in giving its competitors an unfair competitive advantage. In addition, the Company’s competitors that are not publicly traded have no comparable reporting requirements.  For example, as disclosed in the prospectus, the Company’s lead product candidate, SPN-538 (extended-release topiramate), is expected to directly compete with a similar product candidate currently being developed by privately-held Upsher-Smith Laboratories, and the success of SPN-538 will significantly depend upon the Company’s ability to be first to secure marketing approval.  Disclosure of the Company’s specific operational company and individual goals without a corresponding opportunity to access similar information from its competitors would place the Company at a significant strategic disadvantage.

Furthermore, disclosure of historical operational company and individual goals would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks. The Company may also have multi-year strategies that would be harmed by disclosure of historical goals and objectives.

The Company believes disclosure of its specific operational company and individual goals will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders. Accordingly, the Company respectfully submits that such competitive harm satisfies the standard of Exemption 4 and, as a result, the Company believes that the disclosure of its specific operational company and individual goals may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

32.                                 Please disclose the individual goals for each of the four NEOs whose cash awards were 40% based upon individual goals. In addition, please disclose the Committee’s assessment of the extent of achievement of each of the individual goals.

Response:  The Company advises the Staff that disclosure of the specific individual goals for the Company’s NEOs would result in competitive harm to the Company.  Accordingly, please see the Company’s response to comment #31.

33.                                 Please expand the discussion of equity awards on page 115 to discuss the factors related to awards made to the two NEOs in 2009.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 126 of Amendment No. 1.

34.                                 Please update the discussion and related tables to reflect the fiscal year ended December 31, 2010. In addition, to the extent the company awards or has awarded equity or cash incentive awards for 2010 performance, or adjusts or has adjusted base salaries, the compensation discussion and analysis should be revised accordingly.

Response:  The Company acknowledges the Staff’s comment and will update the discussion and related tables in the Registration Statement to reflect the fiscal year ended December 31, 2010 in its next amendment, in which the Company expects to include audited financial information for the year ended December 31, 2010.  In addition, the Company will revise its Compensation Discussion and Analysis to the extent it grants equity or cash incentive awards for 2010 performance or adjusts base salaries.

Certain Relationships and Related Party Transactions, page 126

35.                                 Please update the discussion to describe the policies and procedures your board will use to review and approve related party transactions subsequent to the consummation of the proposed offering.

Response:  In response to the Staff’s comment, the Company has updated its disclosure on page 137 of Amendment No. 1 to include a discussion of the policies and procedures the Company’s board will use to review and approve related party transactions subsequent to the consummation of its initial public offering.

Principal Stockholders, page 127

36.                                 Please revise the footnotes to disclose the natural persons with voting and/or investment power over the shares held by New Enterprise Associates 11, Limited and its affiliates, OrbiMed Private Investments II, L.P. and its affiliates, and Shire LLC, respectively.

Response:  In response to the Staff’s comment, the Company has revised the footnotes to the Principal Stockholders table to disclose the natural person or persons who exercise, directly or indirectly, voting and/or investment power over the shares held by each entity named in the table.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-6

37.                                 Please clarify how purchases of marketable securities during the nine months ended September 30, 2010 would result in cash inflows of $45,297,692 and how sales and maturities of marketable securities during the nine months ended September 30, 2010 would result in $30,746,029 cash outflows.

Response:  The Company’s consolidated statements of cash flows contained a scrivener’s error in which the reported amounts were inadvertently transposed.  The Company has revised its consolidated statements of cash flows on page F-6 of Amendment No. 1 to record the appropriate amounts under each line item.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenues, page F-14

38.                                 It is unclear how your accounting policies described here are applied to the one-time payment of approximately $36.9 million received from Shire plc as consideration for “a royalty-free, fully paid-up license to Intuniv.” Revise your accounting policy footnote disclosure to include a discussion of the accounting policy applied to the one-time payment received from Shire plc and your basis in the accounting literature for your accounting treatment.

Response:  In May 2009, the Company amended its license agreement with Shire plc to delete all provisions regarding milestone and royalty payments and replaced those provisions with, among other things, (1) a commitment by Shire plc to make a one-time payment of $36,875,000 within 15 days of signing the amendment, (2) an acknowledgement by the Company that no other sums would be payable to the Company, then or in the future, for this license; and (3) a statement that the license was permanent, irrevocable and paid-up.  In connection with this amendment, the Company received $36,875,000 from Shire plc as consideration for a royalty-free, fully paid-up license to Shire plc for Intuniv.  Copies of this license agreement and the related amendment have been filed as Exhibit 10.11 to the Registration Statement.

The Company supplementally advises the Staff that it has considered the provisions of Staff Accounting Bulletin Topic 13, Revenue Recognition (codified in ASC 605-10-599-1), to determine the most appropriate accounting treatment for this license agreement.  In order to determine if the revenue related to this agreement was realizable and earned, the Company considered and analyzed the following criteria:

a.                                       Persuasive evidence of an arrangement exists — A written contract between Shire plc and the Company provided evidence of the arrangement.  This contract was signed by representatives of both parties having the relevant authority to bind the respective companies.

b.                                      Delivery has occurred or services have been rendered — Delivery of the license agreement, as amended, occurred upon execution of the related contract amendment as Shire plc took title to and assumed the risks and rewards of ownership of the technology specified in the agreement.  Furthermore, the Company considered that Shire plc did not have a contractual acceptance period and that the Company had no material current or future performance obligations.

c.                                       The seller’s price to the buyer is fixed or determinable - Total consideration in the arrangement was known upon execution of the contract amendment.  There were no extended payment terms or rights of return.

d.                                      Collectibility is reasonably assured — Determination of collectability was made at the outset of the arrangement.  The Company determined Shire plc to be “credit worthy” as Shire had the financial ability (i.e., wherewithal) to pay in accordance with the contractual payment terms.

The Company has revised its accounting policy disclosure on pages 72 and F-14 to F-15 to include a discussion similar to the one above.

39.                                 Please disclose the basis for recognizing development revenue as the related costs are incurred and reference for us the authoritative literature you relied upon to support your accounting.

Response:  The Company has revised its revenue recognition disclosure on pages 71 and F-14 of Amendment No. 1 with respect to development revenues to clarify that revenue is not recognized as costs are incurred. Rather, revenue is recognized using the proportional performance method based on labor hours incurred.

The Company supplementally advises the Staff that the accounting standard setters have addressed certain service transactions within narrow industries, but principles that specifically address the accounting for general service revenues do not exist.  Accordingly, in the absence of specific authoritative literature, the Company applied the revenue recognition criteria in SAB Topic 13 (codified in ASC 605-10-S99-1), which are based on the concepts relating to revenue recognition found in CON 5, Recognition and Measurement in Financial Statements of Business Enterprises, to determine the accounting for the Company’s development contracts.

The Company considered that signed contracts represented the existence of persuasive evidence of an arrangement, services were rendered as labor hours were incurred, amounts to be received as compensation for the services performed were objectively determined as evidenced by the signed contract, and collection was reasonably assured.

In assessing the delivery of services, the Company considered that service providers that utilize the proportional performance method for revenue recognition may determine the pattern of performance in several ways.  Two broad categories exist, input measures and output measures (collectively referred to as measurement units), that may be used to measure the proportion of service rendered in relation to the total services expected be rendered. If available, output measures should be used when applying the proportional performance method of revenue recognition.  Accordingly, the Company utilized labor hours, as the fees they receive are based on hours incurred and reported to customers and therefore represent the pattern of performance over the contract term.

Exhibits

40.                                 We note the disclosure indicating there are two in-licensing agreements with Afecta, however only one such agreement has been filed as an exhibit. Please advise whether there is, in fact, more than one agreement with Afecta and, if so, file this second agreement as an exhibit. Alternatively, please provide an analysis that supports your conclusion that the agreement does not have to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has filed the two in-licensing agreements with Afecta as Exhibits 10.13 and 10.15 and has correspondingly revised the Exhibit Index to Amendment No. 1.

41.                                 We note that once the non-recourse notes are retired, your right to receive royalties will resume pursuant to the agreements with Endo/Indevus and Royalty Sub and Collagenex/Galderma and Royalty Sub. Please file these agreements as exhibits. Alternatively, please provide an analysis that supports your conclusion that the agreements do not have to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:  Item 601(b)(10)(ii) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to have been made in the ordinary course of business, and, therefore, need not be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.”

The Company has concluded that its business is not substantially dependent on either of the license agreements with Endo/Indevus and TCD Royalty Sub LLC (“Royalty Sub”) or Collagenex/Galderma and Royalty Sub.

In evaluating the materiality of these out-license agreements for purposes of the exhibit requirements under Item 601(b)(10)(ii), the Company has considered the impact to the Company’s business and the amount and timing of payments to the Company, if any, under the respective license agreements.  The Company supplementally advises the Staff that, as discussed on pages 33, 38 and 64 of Amendment No. 1, Royalty Sub is currently entitled to receive the royalties related to the sales of Sanctura XR under the Company’s agreement with Endo Pharmaceuticals as successor-in-interest to Indevus Pharmaceuticals, Inc. and its marketing partner, Allergan, Inc., as well as the royalties related to the sales of Oracea under the Company’s agreement with Galderma Pharma S.A., as successor-in-interest to CollaGenex Pharmaceuticals, Inc.  Since all royalty and milestone payments due from the net sales of Oracea and Sanctura XR go to the payment of interest and, when available, to the principal on the non-recourse notes, such payments are not currently available to fund the Company’s operations.  In addition, the Company does not currently anticipate that, during the respective terms of these out-license agreements, the royalties payable under these agreements will materially exceed, if at all, the principal and interest payable by Royalty Sub under the non-recourse notes.  As a result, the Company does not believe that either license agreement is currently material to its results of operations or financial condition and, because these agreements are of the type that ordinarily accompany the business conducted by the Company, the Company does not believe that either agreement is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  The Company represents that it will periodically assess the materiality of each license agreement in the future and, in the event that the non-recourse notes are retired prior to the expiration of these respective out-license agreements, the Company will consider the impact to the Company’s business of such royalty payments under the respective license agreements to determine whether any such license agreement is required to be filed as an exhibit to its periodic reports pursuant to the requirements set forth in Item 601(b)(10) of Regulation S-K.

42.                                 Please file the non-recourse note agreement as an exhibit. In addition, please expand the disclosure in the prospectus where appropriate to identify the holder of the non-recourse note.

Response:  In response to the Staff’s comment, the Company has filed the indenture governing the terms of the non-recourse notes as Exhibit 10.16 and has correspondingly revised the Exhibit Index to Amendment No. 1.  In addition, the Company has revised its disclosure on pages 38, 54 and 64 to identify the holders of the non-recourse notes.

43.                                 Please file your remaining exhibits, including the legal opinion, as soon as practicable. We will need time to review these exhibits prior to any request for acceleration of effectiveness.

Response:  In response to the Staff’s comment, the Company has filed additional exhibits with Amendment No. 1, but plans to file the legal opinion in a subsequent filing.

*  *  *  *  *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact me at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella

Cc:	Jack A. Khattar (Supernus Pharmaceuticals, Inc.)
Russell P. Wilson (Supernus Pharmaceuticals, Inc.)
Mitchell S. Bloom (Goodwin Procter LLP)
Edward A. King (Goodwin Procter LLP)